Correspondence

                              Gemco Minerals, Inc.
                            #203 - 20189 56th Avenue
                        Langley, British Columbia V3A 3Y6
                                 1-866-848-2940


May 2, 2007

U.S. Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Attention:   Carmen Moncada-Terry
             Division of Corporation Finance
             Tel: 202 551 3687      Fax: 202 772 9368

Dear Sirs:

Re:      Gemco Minerals, Inc.
         Amendment No. 1 to Registration Statement on Form SB-2
         File No. 333-141855


Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff's comments of April 26, 2007. Three paper copies of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

Form SB-2 filed April 3, 2007
-----------------------------

General
-------

1. We have updated the disclosure to reflect our financial results for the nine months ended February 28, 2007.

Fee Table
---------

2.   a. We have added the footnote.

     b. Further we advise of another change in the fee table whereby number of shares offered by the selling security holders has changed from 12,774,144 to 4,696,122, as a result of the changes outlined in number 5 below. Correspondingly the total fee has changed from $159.02 to $109.42.

Cover Page
----------

3. The officers have been identified and their roles in offering our securities described. We inserted the following language:

     "We plan to have our officers sell the common shares on a self-underwritten basis. The officers who will offer our securities are Tom Hatton - President, Evan Brett - Secretary and Dorlyn Evancic Treasurer and CFO."


Determination of Offering Price, page 15
----------------------------------------

4. We have expanded our disclosure regarding the higher offering price. We inserted the following language:

     "The offering price is significantly higher than the present price as quoted on the OTC Bulletin Board as the Company ascertains that its current and future projects will generate considerable value as well as interest in the investment community to support the offering price."


Selling Security Holders, page 15
---------------------------------

5. We have expanded the disclosure and added footnotes to describe the transactions in which the selling security holders acquired the securities. Also please note that we have deleted all selling securities holders who are non-affiliates of the Company and have held their shares in excess of two years as such securities holders are eligible to have the restrictive legend removed from their stock certificate upon request pursuant to Rule 144(k). Also please note that the affiliates have reduced the number of shares they propose to sell.

Plan of Distribution, page 19
-----------------------------

6. We have revised and added disclosure to further clarify this item. We have added the following language (new language in bold italics:


PLAN OF DISTRIBUTION
--------------------

     We plan to have our officers sell the common shares on a self-underwritten basis. The officers who will offer our securities are Tom Hatton - President, Evan Brett - Secretary and Dorlyn Evancic Treasurer and CFO. They will make no offers or sales on behalf of any of the selling security holders and will receive no discounts or commissions on the sale of common shares for the Company. Our officers will deliver prospectuses to these individuals and to others who they believe might have interest in purchasing all or a part of this offering in accordance with all securities regulations and local laws. They will have the investor complete a subscription agreement for the shares sold on behalf of the Company.

     Our officers and directors are also listed as Selling Securities Holders. During the offering period for the 3,500,000 shares offered by the Company, our officers and directors will only effect market sales for their own account which will be duly reported in compliance with Section 16 of the Securities Exchange Act of 1934. After the close of Company's offering period, our officers and directors may sell their shares in any manner described in the Selling Securities Holders Plan of Distribution stated below.

Exhibit 5.0
-----------

7.   The Exhibit 5.0 has been revised and reconciles accordingly.


Signature page
--------------

8. The signature page has been revised for identification and signature of the controller.

Form 10-QSB for period ended February 28, 2007
----------------------------------------------

9. Amended 10-QSB filings have been submitted with the correct disclosure for "disclosure controls and procedures" for the periods August 31, 2006, November 30, 2006 and February 28, 2007.


Sincerely,

Gemco Minerals, Inc.


By:      /s/  TOM HATTON
         -------------------------------
              Tom Hatton, President